Exhibit 99.1

PROFOUND MEDICAL CORP.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER ENDED MARCH 31, 2024

PRESENTED IN US DOLLARS (000s)

Notice of No Auditor Review: In accordance with National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), Profound Medical Corp. (the “Company”) discloses that its external auditors have not reviewed the accompanying unaudited interim condensed consolidated financial statements.

As at and for the year ended December 31, 2024, the Company has commenced preparing its financial statements filed with the Canadian Securities Administrators and with the Securities and Exchange Commission in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As required pursuant to section 4.3(4) of NI 51-102, the Company must restate its unaudited interim condensed consolidated financial statements for the year ended December 31, 2024 in accordance with U.S. GAAP, such amended and restated unaudited interim condensed consolidated financial statements having previously been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The attached unaudited interim condensed consolidated financial statements as at March 31, 2024 and for three months ended March 31, 2024 and 2023 have been prepared in accordance with U.S. GAAP and should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission and Canada’s System for Electronic Document Analysis and Retrieval+ on March 7, 2025.

In conjunction with the Company’s transition to U.S. GAAP, the Company identified an error which overstated revenue by $472,000 and resulted in an increase in net loss before tax and net loss attributed to shareholders by $386,000 in the previously reported first quarter of 2024 financial statements under IFRS Accounting Standards. This correction reduces revenue previously presented under IFRS Accounting Standards in the first quarter, and in the year-to-date figures in the second and third quarters of 2024. Other than as expressly set forth above, the attached unaudited interim condensed consolidated financial statements do not, and do not purport to, update or restate the information in the original unaudited condensed consolidated financial statements or reflect any events that occurred after the date of the filing of the original unaudited condensed consolidated financial statements.

Profound Medical Corp.

Condensed Consolidated Balance Sheets (Unaudited)

As at March 31, 2024 and December 31, 2023

In USD (000s)

	March 31, 2024 $	December 31, 2023 $

Assets

Current assets:
Cash	41,180	26,213
Trade and other receivables, net (note 3)	6,038	7,288
Inventory (note 4)	6,976	6,989
Prepaid expenses and deposits	961	1,406
Total current assets	55,155	41,896

Property and equipment, net (note 5)	866	909
Intangible assets, net (note 6)	428	490
Right-of-use assets, net	592	661

Total assets	57,041	43,956

Liabilities

Current liabilities:
Accounts payable	542	865
Accrued expenses and other current liabilities (note 7)	2,334	2,419
Deferred revenue	644	721
Long-term debt (note 8)	2,054	2,104
Lease liabilities	253	259
Income taxes payable	13	-
Total current liabilities	5,840	6,368

Deferred tax liabilities, net	59	59
Deferred revenue	697	728
Long-term debt (note 8)	4,428	5,000
Lease liabilities	429	504
Other non-current liabilities	72	73

Total liabilities	11,525	12,732

Shareholders’ equity

Common shares, no par value, unlimited shares authorized, 24,428,899 and 21,370,565 issued and outstanding at March 31, 2024 and December 31, 2023, respectively (note 9)	243,284	222,205
Additional paid-in capital	21,575	20,808
Accumulated other comprehensive income	4,596	5,565
Accumulated deficit	(223,939)	(217,354)

Total shareholders’ equity	45,516	31,224

Total liabilities and shareholders’ equity	57,041	43,956

The accompanying notes are an integral part of these condensed consolidated financial statements.

Profound Medical Corp.

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

For the three months ended March 31, 2024 and 2023

In USD (000s)

	Three Months Ended March 31,
	2024 $	2023 $

Revenue (note 11)
Recurring - non-capital	1,439	1,467
Capital equipment	-	393
	1,439	1,860
Cost of sales	573	665
Gross profit	866	1,195

Operating expenses
Research and development	3,945	3,852
Selling, general and administrative	4,798	4,190
Total operating expenses	8,743	8,042

Operating loss	7,877	6,847

Other (income) expenses
Net finance (income) expense	(462)	(157)
Net foreign exchange (gain) loss	(870)	121
Total other (income) expenses	(1,332)	(36)

Net loss before income taxes	6,545	6,811

Income tax expense	40	48
Net loss attributed to shareholders for the period	6,585	6,859

Other comprehensive (income) loss
Foreign currency translation adjustment - net of tax	969	(108)

Net loss and other comprehensive loss for the period	7,554	6,751

Loss per share (note 12)
Basic and diluted net loss per common share	0.27	0.33
Basic and diluted weighted average common shares outstanding	24,295,749	20,922,209

The accompanying notes are an integral part of these condensed consolidated financial statements.

Profound Medical Corp.

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

For the three months ended March 31, 2024

In USD (000s)

	Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount $	$	$	$	$
Balance – December 31, 2023	21,370,565	222,205	20,808	5,565	(217,354)	31,224

Net loss for the period	-	-	-	-	(6,585)	(6,585)
Cumulative translation adjustment – net of tax of $nil	-	-	-	(969)	-	(969)
Shares issued in public offering and private placement	3,058,334	21,079	-	-	-	21,079
Share-based compensation (note 10)	-	-	767	-	-	767
Balance – March 31, 2024	24,428,899	243,284	21,575	4,596	(223,939)	45,516

The accompanying notes are an integral part of these condensed consolidated financial statements.

Profound Medical Corp.

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

For the three months ended March 31, 2023

In USD (000s)

	Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount $	$	$	$	$
Balance – December 31, 2022	20,879,497	216,453	20,254	4,921	(189,031)	52,597

Net loss for the period	-	-	-	-	(6,859)	(6,859)
Cumulative translation adjustment – net of tax of $nil	-	-	-	108	-	108
Exercise of share options (note 10)	500	1	(1)	-	-	-
Exercise of warrants	234,335	3,409	(986)	-	-	2,423
Share-based compensation (note 10)	-	-	941	-	-	941
Balance – March 31, 2023	21,114,332	219,863	20,208	5,029	(195,890)	49,210

The accompanying notes are an integral part of these condensed consolidated financial statements.

Profound Medical Corp.

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three months ended March 31, 2024 and 2023

In USD (000s)

	Three Months Ended March 31,
	2024 $	2023 $

Cash flows from operating activities
Net loss for the period	(6,585)	(6,859)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment (note 5)	199	179
Amortization of intangible assets (note 6)	51	50
Non-cash lease expense adjustment	(11)	(11)
Share-based compensation (note 10)	767	941
Interest and accretion expense (note 8)	169	180
Change in amortized cost of trade and other receivables (note 3)	(68)	(39)
Changes in operating assets and liabilities:
Trade and other receivables (note 3)	1,325	(600)
Inventory (note 4)	(180)	(330)
Prepaid expenses and deposits	467	364
Accounts payable, accrued expenses and other liabilities (note 7)	(570)	(16)
Deferred revenue	(107)	212
Income taxes payable	14	48
Net cash used in operating activities	(4,529)	(5,881)

Cash flows from financing activities
Issuance of common shares (note 9)	22,938	-
Payments of financing costs (note 9)	(1,859)	-
Repayments of long-term debt (note 8)	(623)	(206)
Proceeds from the exercise of stock options (note 10)	-	1
Proceeds from the exercise of warrants	-	2,423
Net cash provided by (used in) financing activities	20,456	2,218

Net increase (decrease) in cash and cash equivalents	15,927	(3,663)
Effect of exchange rate changes on cash	(960)	130
Cash, beginning of period	26,213	46,517
Cash, end of period	41,180	42,984

Supplemental cash flow information:
Interest paid, included in financing activities	159	157
Income taxes paid, included in operating activities	14	11

The accompanying notes are an integral part of these condensed consolidated financial statements.

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a commercial-stage medical device company focused on the development and marketing of customizable, incision-free therapeutic systems for the ablation of diseased tissue utilizing platform technologies.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, Canada, L4W 5K5.

2	Summary of significant accounting policies

Basis of preparation

The Company prepares its condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP). The condensed consolidated financial statements include the accounts of wholly owned subsidiaries, after elimination of intercompany accounts and transactions. The condensed consolidated financial information presented herein reflects all financial information that, in the opinion of management, is necessary for a fair statement of financial position, results of operations and cash flows for the periods presented.

Unaudited condensed consolidated financial statements

The accompanying balance sheet as of March 31, 2024, the condensed consolidated statements of operations and comprehensive loss and cash flows for the three months ended March 31, 2024, and 2023, and the condensed consolidated statements of shareholders’ equity as of March 31, 2024 and 2023, are unaudited. The financial data and other information disclosed in these notes to the condensed consolidated financial statements related to March 31, 2024, and the three months ended March 31, 2024, and 2023, are also unaudited.

These condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to a fair statement of the Company’s financial position as of March 31, 2024, and the results of its operations and cash flows for the three months ended March 31, 2024 and 2023. The results for the three months ended March 31, 2024, are not necessarily indicative of results to be expected for the year ending December 31, 2024, or for any other interim period or for any future year and should be read in conjunction with the annual consolidated financial statements to be included in the Company’s annual report.

Use of estimates

The preparation of the Company’s condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, assumptions related to the valuation of inventory, the determination of the amortized cost of trade and other receivables, determination of expected credit loss, and the valuation of stock options and warrants. The Company based its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

(1)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

Certain of the Company’s revenue is generated from sales to distributors. Where these sales have payment terms based on installation, the Company exercises judgement in determining when to recognize revenue. Once revenue is recognized, the Company records a contract asset until such time as the right to payment is not just subject to the passage of time, typically related to installation of the product.

Consolidation

The condensed consolidated financial statements include the accounts of the Company and all its consolidated subsidiaries after elimination of intercompany transactions and balances. The Company consolidates all entities that it controls either through a majority voting interest or as the primary beneficiary of variable interest entities (VIE).

Currently, the Company has no involvement with variable interest entities. All subsidiaries are evaluated under the voting interest entity model. The Company consolidates those entities it controls through a majority voting interest.

The condensed consolidated financial statements of the Company include the following wholly owned subsidiaries: Profound Medical Inc. (Canada), Profound Medical Oy (Finland), Profound Medical GmbH (Germany), Profound Medical (U.S.) Inc. (United States), Profound Medical Technology Services (Beijing) Co., Ltd. (China) and 2753079 Ontario Inc. (Canada).

Segment reporting

Operating segments reflect the way the Company is managed, and for which separate financial information is available and evaluated regularly by the Company’s chief operating decision maker (CODM) in deciding how to allocate resources and assess performance. The chief executive officer, who is the CODM, views the Company’s operations and manages its business in one operating segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

Foreign currency translation

The condensed consolidated financial statements are presented in US dollars. The functional currency of the Company is Canadian dollars. The functional currency of each subsidiary is determined based on facts and circumstances relevant for each subsidiary. Where the Company’s presentation currency of US dollars differs from the functional currency of a subsidiary, the assets, liabilities and equity of the subsidiary are translated from the functional currency into the presentation currency at the exchange rates as at the reporting date. The income and expenses of the subsidiaries are translated at rates approximating the exchange rates at the dates of the transactions. Exchange differences arising on the translation of the condensed consolidated financial statements of the Company’s subsidiaries are recognized in other comprehensive loss.

(2)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

Foreign currency transactions are translated into the functional currency of the Company or its subsidiaries, using the exchange rates prevailing at the dates of these transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the condensed consolidated statements of operations and comprehensive loss, within net foreign exchange (gain) loss.

Fair value measurements

Certain assets and liabilities of the Company are carried at fair value under US GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•	Level 2 - Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

For assets and liabilities that are recognized in the condensed consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing the categorization at the end of each reporting period. There were no transfers between levels during the period presented. The Company currently does not have any level 3 financial instruments.

The Company considers its cash, trade and other receivables, net, prepaid expenses and deposits, accounts payable, accrued expenses and other liabilities and long-term debt to be financial instruments.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade and other receivables, net. The Company maintains its cash balances in various operating accounts including cash deposited at a major financial institution that management believes to be creditworthy. Management has not previously experienced non-performance by any financial institution. Concentrations of credit risk with respect to trade and other receivables, net are limited due to a large number of customers who are widely dispersed. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.

(3)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

Trade and other receivables and allowance for expected credit losses

Trade and other receivables are stated net of an allowance for expected credit losses. The Company grants credit to customers in the normal course of business and maintains an allowance for expected credit losses which reflect the current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for expected credit losses, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific credit exposures related to particular customers. The Company also monitors other risk factors, such as country risk, when determining credit limits for customers and establishing adequate allowances. Uncollectible accounts are written-off against the allowance when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, failure to make contractual payments for a period of greater than 180 days past due.

Inventory

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the first-in, first-out method for finished goods and weighted average cost for raw materials.

The Company evaluates the carrying value of inventory on a regular basis, taking into account factors such as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost, obsolescence due to development of technology.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of property and equipment consists of its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance, are charged to the condensed consolidated statements of operations and comprehensive loss during the year in which they are incurred.

The major categories of property and equipment are depreciated on a straight-line basis as follows:

Furniture and fittings	5 years
Equipment under operating lease	2 years
Leasehold improvements	Lesser of the estimated useful life or the lease term

(4)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

Residual values, methods of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Intangible assets

The Company’s intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses. Intangible assets are amortized on a straight-line basis in the condensed consolidated statements of operations and comprehensive loss over their estimated useful lives.

The major categories of intangible assets are amortized as follows:

Exclusive licence agreement	20 years
Software	5 years

Impairment of long-lived assets

Property and equipment, net, right-of-use assets, and intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. These assets are evaluated for impairment on an individual asset or group of assets with similar characteristics basis. If indicators of impairment are present, the asset is tested for recoverability by comparing the carrying value of the asset to the related estimated undiscounted future cash flows expected to be derived from the asset, which include the amount and timing of the projected future cash flows. If the expected undiscounted cash flows are less than the carrying value of the asset, then the asset is considered to be impaired and its carrying value is written down to fair value, based on the related estimated discounted future cash flows.

Accounts payable, accrued expenses and other current liabilities

These amounts represent liabilities for goods and services provided to the Company before the end of the financial year, which are unpaid. Accounts payable, accrued expenses and other current liabilities are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

Long-term debt is initially recognized at fair value, net of transaction costs incurred. Long-term debt is subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the principal amount is recognized in the condensed consolidated statements of operations and comprehensive loss over the contractual lives of the long-term debt using the effective interest method.

Long-term debt is removed from the condensed consolidated balance sheets when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognized in the condensed consolidated statements of operations and comprehensive loss, within other (income) expense, net.

(5)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

Warrants

The Company issued warrants to its creditor and equity investors and accounts for warrant instruments as either equity-classified or liability-classified instruments based on an assessment of the specific terms of the warrants and applicable authoritative guidance in ASC 480 Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own stock and whether the holders of the warrants could potentially require net cash settlement in a circumstance outside of the Company’s control, among other conditions for equity classification.

Leases

Leases where the Company is the Lessee

The Company accounts for leases in accordance with ASC 842, Leases (ASC 842). At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company determines the initial classification and measurement of its right-of-use assets and lease liabilities at the lease commencement date. The lease term includes any renewal options and termination options that the Company is reasonably certain to exercise.

Lease liabilities and the corresponding right-of-use assets are recorded based on the present values of lease payments over the terms. The present value of the lease payments is determined using the rate implicit in that lease. If the information necessary to determine the rate implicit in a lease is not available, the Company uses its incremental borrowing rate at the commencement of the lease, which represents the rate of interest that the Company would incur to borrow on a collateralized basis over a similar term.

All leases must be classified as either an operating lease or finance lease. The classification is determined based on whether substantive control has been transferred to the lessee. The classification governs the pattern of lease expense recognition. For leases classified as operating leases, total lease expense over the term of the lease is equal to the undiscounted payments due in accordance with the lease arrangement. Fixed lease expense is recognized on a straight-line basis over the term of each lease and includes: (i) imputed interest during the period on the lease liability determined using the effective interest rate method plus (ii) amortization of the right-of-use asset for that period. Amortization of the right-of-use asset during the period is calculated as the difference between the straight-line expense and the imputed interest on the lease liability for that period. Variable lease expense is recognized in the period in which the obligation for variable lease payments is incurred. All of the Company’s leases are classified as operating leases.

The Company has elected not to record on the condensed consolidated balance sheets a lease for which the term is 12 months or less.

Leases where the Company is the Lessor

Revenue from leasing arrangements is not subject to the revenue standard for contracts with customers and remains separately accounted for under ASC 842. In accordance with ASC 842, lessors should classify and account for a lease as an operating lease or a finance lease. All of the Company’s leases are qualified as operating leases. The Company does not derecognize the leased equipment at the time of the arrangement but depreciates the leased equipment over its useful life.

(6)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

Revenue

Revenue is derived primarily from the sale of the TULSA-PRO and Sonalleve systems and one time use devices. All products generally contain a one-year warranty.

The Company recognizes revenue when the customer obtains control of promised goods or services and in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, the Company applies the five-step revenue model to contracts within its scope: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The amount of revenue to be recognized is based on the transaction price the Company expects to receive in exchange for its goods and services. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation and recognizes the related revenue when or as control of each individual performance obligation is transferred to customers.

Recurring – non-capital

Recurring - non-capital revenue consists of the sale of one-time-use devices and services associated with extended warranties. Revenue from sale of one-time-use devices is recognized when control is transferred to the customers, which generally occurs at the time of shipment. Service revenue related to extended warranties is deferred and recognized on a straight-line basis over the extended warranty period covered by the customer contract.

Capital equipment

Capital equipment revenue consists of the sale of capital equipment including installation and training amounts. Revenue is recognized when the Company transfers control to the customer, which is generally at the time of shipment. The Company’s customer arrangements generally do not provide a right of return.

Contract Assets

Contract assets arise from billed amounts in customer arrangements and the Company’s right to payment is not just subject to the passage of time, typically related to installation of the product. The Company recognizes a receivable at the point in time at which it has an unconditional right to payment.

Sales to distributors

The Company markets and sells its products primarily through its direct sales force, which sells its products to end customers. A portion of the Company’s revenue is generated by sales to distributors primarily in Europe and Asia. When the Company transacts with a distributor, its contractual arrangement is with the distributor and not with the end customer. Whether the Company transacts business with and receives the order from a distributor or directly from an end customer, its revenue recognition policy and resulting pattern of revenue recognition for the order are generally the same.

(7)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

Cost of sales

Cost of sales primarily includes the cost of finished goods, depreciation of equipment under lease, inventory write-downs, royalties, warranty expense, freight and direct overhead and labor expenses necessary to acquire or manufacture the finished goods.

Share-based compensation

The Company grants share options periodically to certain employees, directors and officers.

Options currently outstanding vest over four years and have a contractual life of ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period using the graded vesting method by increasing additional paid-in capital based on the number of awards expected to vest.

The Company has a long-term incentive plan (LTIP) with a requisite service period of 3 years. For each Restricted Share Unit (RSU) and Deferred Share Unit (DSU) granted under the long-term incentive plan, the Company recognizes an expense equal to the market value of a Profound common share at the date of grant based on the number of RSUs and DSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to additional paid-in capital for share-based compensation anticipated to be equity settled or a corresponding credit to a liability for those anticipated to be cash settled. Share-based compensation is adjusted for subsequent changes in management’s estimate of the number of RSUs or DSUs that are expected to vest, for RSUs or DSUs anticipated to be cash settled and changes in the market value of Profound common shares. The effect of these changes is recognized in the period of the change. Vested RSUs and DSUs are settled either in Profound common shares or in cash or a combination thereof at the discretion of the Company.

Share-based compensation is recognized in the condensed consolidated statements of operations and comprehensive (income)loss in the same manner as the award recipients’ other compensation costs. Forfeitures are recognized as a reduction of share-based compensation expense as they occur.

Research and development costs

Research and development costs are charged to expense as incurred.

Clinical trial expenses result from obligations under contracts with vendors, consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company. The appropriate level of clinical trial expenses is reflected in the Company’s condensed consolidated financial statements by matching period expenses with period services and efforts expended. These expenses are recorded according to the progress of the clinical trial as measured by patient progression and the timing of various aspects of the clinical trial. Clinical trial accrual estimates are determined through discussions with internal clinical personnel and outside service providers as to the progress or state of completion of clinical trials, or the services completed. Service provider status is then compared to the contractually obligated fees to be paid for such services. During the course of a clinical trial, the Company may adjust the rate of clinical expense recognized if actual results differ from management’s estimates.

(8)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

Loss per share

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of shares outstanding during the reporting period and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the reporting period, except where the effect of such common shares would be antidilutive.

For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the potentially dilutive common shares would be antidilutive.

Comprehensive (income) loss

Comprehensive (income) loss comprises of net (income) loss and other comprehensive (income) loss. Other comprehensive (income) loss includes foreign currency translation adjustments. Accumulated other comprehensive (income) loss is recorded as a component of shareholders’ equity.

Recently adopted accounting pronouncements

In September 2022, the Financial Accounting Standards Board (FASB) issued ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50), which requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. The Company adopted this guidance on January 1, 2024. The adoption of this standard did not have an impact on the Company’s condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This ASU modified the disclosure and presentation requirements primarily through enhanced disclosures of significant segment expenses and clarified that single reportable segment entities must apply ASC 280 in its entirety. This guidance is effective for the Company for the year beginning January 1, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statement. The Company adopted ASU 2023-07 on January 1, 2024 and the adoption did not have a material effect on the Company’s condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (ASC 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for all public entities for fiscal years beginning after December 15, 2024, and early adoption is permitted. The Company elected to early adopt ASU 2023-09 on January 1, 2024 retrospectively and the adoption has an effect on the Company’s disclosures on income taxes (note 13).

(9)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

Recently issued accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements. The amendments in this update are the result of the FASB’s decision to incorporate into the Codification certain disclosures referred by the SEC that overlap with, but require incremental information to, US GAAP. The amendments in this update represent changes to clarify or improve disclosure and presentation requirements of a variety of topics in the Codification. For entities subject to the SEC’s existing requirements, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The amendments in this update should be applied prospectively. The Company is currently evaluating the impact of this guidance.

The Company does not believe there are any other recently issued, but not yet effective, accounting standards that would have a significant impact on the Company’s condensed consolidated financial position or results of operations.

3	Trade and other receivables, net

Trade receivables and other receivables, net, as of March 31, 2024 and December 31, 2023 consist of the following:

	March 31, 2024 $	December 31, 2023 $

Trade receivables, gross	2,375	3,048
Contract assets, gross	3,710	4,097
Trade receivables and contract assets	6,085	7,145
Allowance for credit losses	(74)	(76)
Less amortized cost adjustment	(239)	(315)
Trade receivables, net	5,772	6,754
Tax receivables	66	414
Other receivables	200	120
Total trade and other receivables, net	6,038	7,288

4	Inventory

Inventory as of March 31, 2024 and December 31, 2023 consist of the following:

	March 31, 2024 $	December 31, 2023 $

Finished goods	4,766	4,638
Raw materials	2,210	2,351
Inventory	6,976	6,989

(10)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

During the three months ended March 31, 2024, $437 (three months ended March 31, 2023, $476) of inventory was recognized in cost of sales. The Company increased its inventory provision by $7 during the three months ended March 31, 2024 (three months ended March 31, 2023 – $6). There were no other inventory write-downs charged to cost of sales during the period ended March 31, 2024.

5	Property and equipment, net

The major components of property and equipment, net, as of March 31, 2024, and December 31, 2023 consist of the following:

	March 31, 2024 $	December 31, 2023 $

Leasehold improvements	542	542
Equipment under operating lease	2,742	2,583
Total	3,284	3,125
Accumulated depreciation	(2,418)	(2,216)
Property and equipment, net	866	909

Depreciation expense for the three months ended March 31, 2024 was $199.

6	Intangible assets

The major components of intangible assets as of March 31, 2024 and December 31, 2023 consist of:

		March 31, 2024 $			December 31, 2023 $
	Weighted- Average Remaining Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization and Impairments	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization and Impairments	Net Carrying Amount
Exclusive licence agreement	20	231	(121)	110	231	(114)	117
Software	5	978	(660)	318	978	(605)	373
		1,209	(781)	428	1,209	(719)	490

The Company has a licence agreement (the licence) with Sunnybrook Health Sciences Centre (Sunnybrook), pursuant to which Sunnybrook licenses to the Company certain intellectual property and exclusively licenced-in rights that enable the Company to use Sunnybrook’s technology for MRI-guided trans-urethral ultrasound therapy. The Company has the option to acquire rights to improvements to the relevant technology and intellectual property. If the Company fails to comply with any of its obligations or otherwise breaches this agreement, Sunnybrook may have the right to terminate the license.

(11)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

7	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities, as of March 31, 2024 and December 31, 2023 consist of the following:

	March 31, 2024 $	December 31, 2023 $

Accrued employee compensation	697	752
Clinical trials	480	663
Other	1,157	1,004
Accrued expenses and other current liabilities	2,334	2,419

8	Long-term debt

On November 3, 2022, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of C$10,000 maturing on November 3, 2027 with an interest rate based on prime plus 2% (CIBC Loan). The Company was required to make interest only payments until October 31, 2023 and monthly repayments of C$208 plus accrued interest commenced on October 31, 2023. All obligations of the Company under the CIBC Loan are guaranteed by current and future subsidiaries of the Company and include security of first priority interests in the assets of the Company and its subsidiaries. Initially, the Company had financial covenants in relation to the CIBC loan where unrestricted cash is at all times greater than EBITDA for the most recent six-month period, reported on a monthly basis and that revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis. The term loan matures in November 2027.

On September 26, 2023 an amendment to the CIBC Loan resulted in a change to the financial covenants. The amended covenants are that unrestricted cash must at all times be greater of: (i) to the extent EBITDA is negative for such period, EBITDA for the most recent nine-month period or (ii) $7,500, reported on a monthly basis; and that recurring revenue for any fiscal quarter must be 15% greater than recurring revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis. The Company is compliant with the first covenant whereby unrestricted cash is at all times greater than EBITDA for the most recent nine-month period ended March 31, 2024. However, the Company is in breach with the second covenant whereby recurring revenue for any fiscal quarter must be 15% greater than recurring revenue for the same fiscal quarter in the prior fiscal year as at March 31, 2024.

On May 3, 2024, the Company received a waiver from CIBC and an amendment to the CIBC Loan which resulted in an amendment to the financial covenants. The amended covenants are that the recurring revenue covenant shall not be tested for any fiscal quarter in the 2024 fiscal year so long as unrestricted cash is no less than 2.5 multiplied by the principal amount of outstanding CIBC Loan at all times.

(12)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

	March 31, 2024 $	December 31, 2023 $

Balance - Beginning of period	7,104	7,174
Interest and accretion expense	169	727
Foreign exchange	(168)	115
Repayment	(623)	(912)
Balance - End of period	6,482	7,104
Less: Current portion	2,054	2,104
Long-term portion	4,428	5,000

9	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)	March 31, 2024 $	December 31, 2023 $

24,428,899 (December 31, 2023 – 21,370,565) common shares	243,284	222,205

On January 2, 2024, the Company closed a public offering, resulting in the issuance of 2,666,667 common shares at a price of $7.50, for gross proceeds of $20,000 ($18,238, net of transaction costs).

On January 16, 2024, the Company closed a non-brokered private placement, resulting in the issuance of 391,667 common shares at a price of $7.50, for gross proceeds of $2,938 ($2,841, net of transaction costs).

Voting Power

Except as otherwise required by law, the holders of common shares possess all voting power for the election of the Company’s directors and all other matters requiring shareholder action. Holders of common shares are entitled to one vote per share on matters to be voted on by shareholders.

Dividends

Holders of common shares will be entitled to receive such dividends, if any, as may be declared from time to time by the Company’s board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

(13)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

Liquidation, Dissolution and Winding Up

In the event of the Company’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the common stock will be entitled to receive an equal amount per share of all of the Company’s assets of whatever kind available for distribution to shareholders, after the rights of the creditors have been satisfied.

10	Share-based payments

Share options

Effective May 20, 2020, the Company adopted amendments to the share option plan (the Share Option Plan). The maximum number of common shares reserved for issuance under the share option plan and the long-term incentive plan is 3,175,757 common shares or such other number as may be approved by the holders of the voting shares of the Company.

As at March 31, 2024, there are 1,490,859 (December 31, 2023 – 1,474,809) options outstanding. Each share option granted allows the holder to purchase one common share, at an exercise price not less than the lesser of the closing trading price of the common shares on the TSX (or other exchange where the common shares are listed), on the date a share option is granted and the volume-weighted average price of the common shares for the five trading days immediately preceding the date the share option is granted. Share options granted under the Share Option Plan generally have a maximum term of ten years and vest over a period of up to four years.

A summary of the share option activity during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price C$
Balance - January 1, 2024	1,474,809	16.19
Granted	28,700	11.24
Forfeited/expired	(12,650)	17.40
Balance - March 31, 2024	1,490,859	16.08
Exercisable - March 31, 2024	1,273,347	15.63
Expected to vest - March 31, 2024	1,490,859	16.08

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below. The Company estimated the expected future stock price volatility for its common stock by using its historical volatility based on daily price observations for the most recent historical period equal to the length of the instrument's expected life of options.

(14)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

Grant date	March 18, 2024

Exercise price	C$11.24
Expected volatility	70%
Expected life of options	6 years
Risk-free interest rate	3.54%
Dividend yield	-

The weighted-average grant date fair values of share options granted for the three months ended March 31, 2024 were C$7.01 (three months ended March 31, 2023 - C$7.89).

Long-term incentive plan

Effective May 17, 2023, the Company adopted the amended long term incentive plan (the LTIP). The LTIP is an incentive-based equity compensation plan that provides for the grant of restricted share units (the RSUs) and deferred share units (the DSUs, together with the RSUs, the Units). The maximum number of units which may be reserved for issuance under this LTIP in respect of grants of RSUs and DSUs shall not exceed 4.9% of the issued and outstanding common shares on a non-diluted basis, provided that, the maximum number of shares which may be reserved for issuance pursuant to all of the Company’s security-based compensation arrangements shall not in the aggregate exceed 13% of the issued and outstanding common shares on a non-diluted basis. The Company may grant Units to officers, directors or employees of the Company. Each Unit represents the right to receive one common share in accordance with the terms of the LTIP. The number of Units granted at any particular time will be calculated by dividing the dollar amount of such grant by the market value of a common share on the applicable grant date, which is equal to the volume weighted average trading price of all common shares traded on the TSX (or other exchange where the Common Shares are listed) for the five trading days immediately preceding such date. RSUs and DSUs granted under the LTIP vest over a period of up to three years.

The following table summarizes RSUs activities:

	Number of RSUs	Weighted- average grant-date fair value per share C$

Balance - December 31, 2023	493,396	12.20
Granted	30,000	10.89
Forfeited	(11,666)	11.88
Balance - March 31, 2024	511,730	12.13

Effective May 17, 2023, the Company adopted the approval of revision to the amended LTIP. Previously, vested DSUs were settled either in common shares or in cash or a combination thereof at the discretion of the holder and were classified as a cash-settled liability. Under the amended LTIP, vested DSUs are settled either in common shares or in cash or a combination thereof at the discretion of the Company. The change in terms resulted in the DSUs being classified as equity settled and the effect of this change was recognized in 2023 resulting in a reclassification between accrued expenses and other current liabilities and additional paid-in capital of $241.

(15)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

As at March 31, 2024, there are 75,000 (December 31, 2023 – 75,000) DSUs outstanding. There were no DSUs granted or vested during the three months ended March 31, 2024.

Share-based compensation

The following table presents the components and classification of share-based compensation recognized for share options, RSUs, and DSUs for the three months ended March 31, 2024 and March 31, 2023:

	Three months ended March 31,
	2024 $	2023 $
Share options	169	415
RSUs	489	507
DSUs	109	19
Share-based compensation	767	941

Cost of sales	15	36
Research and development	167	225
Selling, general and administrative	585	680
Share-based compensation	767	941

11	Revenue

The following table provides information about disaggregated revenue by products and services:

	For the three months ended March 31, 2024
	Contracts with customers	Leasing	Total
	$	$	$
Revenue
Recurring - non-capital	1,219	220	1,439
	1,219	220	1,439

	For the three months ended March 31, 2023
	Contracts with customers	Leasing	Total
	$	$	$
Revenue
Recurring - non-capital	1,257	210	1,467
Capital equipment	393	-	393
	1,650	210	1,860

(16)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

12	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended March 31,
	2024	2023

Net loss for the period	$6,585	$6,859
Weighted average number of common shares	24,295,749	20,922,209
Basic and diluted loss per share	$0.27	$0.33

The computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share options, RSUs and DSUs. Of the 1,490,859 share options (March 31, 2023 – 1,521,025), 511,730 RSUs (March 31, 2023 – 444,861), and 75,000 DSUs (March 31, 2023 – 60,000) not included in the calculation of diluted loss per share for the period ended March 31, 2024, 1,273,347 (March 31, 2023 – 1,162,041) were exercisable.

13	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The CODM is regularly provided with only the condensed consolidated expenses as noted on the condensed consolidated statements of operations and comprehensive loss.

The following tables represent total revenue by geographic area, based on the location of the reporting entity for the three months ended March 31, 2024 and 2023 respectively:

	For the three months ended March 31, 2024
	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	104	1,158	177	1,439
	104	1,158	177	1,439

	For the three months ended March 31, 2023
	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	41	1,060	366	1,467
Capital equipment	-	-	393	393
	41	1,060	759	1,860

(17)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

The following tables represent other geographic information as at and for the three months ended March 31, 2024 and the year ended December 31, 2023:

	For the three months ended March 31, 2024
	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	47,622	3,811	1,910	195	3,503	57,041
Intangible assets	428	-	-	-	-	428
Property and equipment	139	727	-	-	-	866
Right-of-use assets	592	-	-	-	-	592
Amortization of intangible assets	51	-	-	-	-	51
Depreciation of property and equipment	14	185	-	-	-	199

	For the year ended December 31, 2023
	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	34,302	4,067	1,952	82	3,553	43,956
Intangible assets	490	-	-	-	-	490
Property and equipment	158	751	-	-	-	909
Right-of-use assets	661	-	-	-	-	661
Amortization of intangible assets	202	-	-	-	-	202
Depreciation of property and equipment	57	670	-	-	-	727

14	Subsequent events

On December 10, 2024, the Company closed a public offering, resulting in the issuance of 5,366,705 common shares at a price of $7.50, for gross proceeds of $40,250 ($36,132, net of transaction costs).

On February 1, 2025, the President of the United States issued three executive orders directing the United States to impose new tariffs on imports originating from Canada, Mexico and China. These orders call for additional 25% duty on imports into the United States of Canadian-origin and Mexican-origin products and 10% duty on Chinese origin products, except for Canadian energy resources that are subject to an additional 10% duty. The Company is assessing the direct and indirect impacts to its business of such tariffs, retaliatory tariffs or other trade protectionist measures implemented as this situation develops, and such impacts could be material.

(18)

Profound Medical Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2024

In USD (000s)

On March 3, 2025, the Company entered into an amended and restated credit agreement with CIBC (the “CIBC Credit Agreement”), which amended the terms of the CIBC Loan and the existing long-term debt provided under the Original CIBC Credit Agreement was repaid with proceeds from a new revolving line of credit provided by CIBC to the Company.  The line of credit bears interest at the Wall Street Journal Prime Rate subject to a floor of 6.25%. The CIBC Credit Agreement contains certain financial covenants, and the obligations thereunder are secured by, inter alia, a general security agreement over the assets of the Company and its subsidiaries. The revolving line of credit matures on March 3, 2027 and provides an option to increase the amount of the revolving commitment by $5,000 within 18 months from March 3, 2025, subject to achieving a minimum trailing 12 month revenue exceeding $15,000. The exercise of the option would result in the size of the revolving commitment increasing from $10,000 to a maximum of $15,000. Additionally, the CIBC Credit Agreement provides that the Company may request a one-time increase in the principal amount of the revolving line of credit up to a maximum amount of $10,000, which is subject to the approval of CIBC in its sole discretion.

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